Exhibit 99.4

G- Medical Innovations Holdings LTD

October 6th, 2022

Management of the board of Directors

Dear Sir,

As the CEO and controlling shareholder of G-Medical innovations Holdings LTD, I hereby approve my commitment to finance the Company’s operations from this letter up to 30-11-2023, provided and as long as, I am a controlling shareholder and/or the company cannot be finance externally from any other sources and/or until a sum of $ 10 million be received in the Company for its operations this year, whichever is earlier.

In exchange, for providing the required security, I will be entitled to an allotment of 2.5 m shares and 2.5 m options (cashless) at the exercise price on the day of giving the security - effecting immediately.

Very truly yours,

/s/ Dr. Yacov Geva
Dr. Yacov Geva